August 23, 2024

J. Michael Redmond
President and Interim Principal Executive Officer
Oragenics Inc.
1990 Main Street, Suite 750
Sarasota, Florida 34236

        Re: Oragenics Inc.
            Registration Statement on Form S-1
            Filed August 16, 2024
            File No. 333-281618
Dear J. Michael Redmond:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark Catchur